Exhibit 21.1

Artificial Intelligence Technology Solutions Inc.

Subsidiaries

Name	Jurisdiction of Incorporation
On the Move Experience, LLC	Texas
On the OMV Transports, LLC	Texas
Robotic Assistance Devices, Inc.	Nevada
Robotic Assistance Devices Group, Inc.	Nevada
Robotic Assistance Devices Mobile, Inc.	Nevada